Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

October 17, 2019

via edgar

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Michael Killoy

Re:	1st stREIT Office Inc.
Post Qualification Amendment on Form 1-A
Submitted September 25, 2019
CIK No. 024-10716

Dear Mr. Killoy:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post Qualification Amendment on Form 1-A submitted on September 25, 2019 (the “Post Qualification Amendment”), as set forth in your letter dated October 9, 2019, addressed to Mr. Bencuya, Chief Executive Officer of the Company (the “Comment Letter”). Upon review of the proposed revisions, the Company will file Post Qualification Amendment No. 3 on Form 1-A (“Amendment No. 3”), which will include the changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Cover Page

1.	To the extent applicable, please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

RESPONSE: We will revise the cover page of the Offering Statement to reflect that the amount of common stock available for sale under this Amendment will be $47,110,619 which is the difference between $50 million and the common stock issued in the trailing 12-months. See Annex A for the revisions to be made to reflect this change.

2.	We note section 13 of your Form of Subscription Agreement regarding waiver of court and jury rights. Please revise your offering statement to:

•	Further describe the jury trial provision, including how it will impact your investors;

•	Describe any questions as to enforceability under federal and state law;

•	Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

•	To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

RESPONSE: We will be adding to the Offering Statement additional language under the following sections to address the Staff’s comments: Risk Factors, DESCRIPTION OF CAPITAL STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW, OUR CHARTER AND BYLAWS, HOW TO SUBSCRIBE and the Subscription Agreement itself.

See Annex A to this letter for the text of the additional disclosures. Note that all of the disclosure is new text other than the revisions to the Subscription Agreement.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

Attachment: Annex A

cc:	Via E-mail
Eliot Bencuya, Chief Executive Officer
Tryperion Partners, LLC

Evyn Rabinowitz, Esq.
Goodwin Procter LLP

Annex A

Revisions to reflect Responses to Comment #1

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Cover Page

OFFERING CIRCULAR

1st stREIT Office Inc.

Sponsored by Tryperion Partners, LLC

Up to $ ~~50,000,000~~ 47,110,619 in Shares of Common Stock

1st stREIT Office Inc. is a recently organized Maryland corporation formed to acquire and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, 1st stREIT Office Operating Partnership LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries, and we are the sole general partner of our Operating Partnership. Additionally, we have contributed, and will continue to contribute, the net proceeds from this offering (including the private placements to our Sponsor) to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership (“OP Units”). We have elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

***********************

We are continuing to offer a maximum of up to $~~50,000,000~~ 47,110,619 in shares of our common stock, $4,515,550 of which have already been sold, including any shares that may be sold pursuant to our distribution reinvestment and direct stock purchase plan (the “Plan”) on a “best efforts maximum” basis. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are continuing to offer ~~up to $50,000,000 in~~ shares of common stock in our offering at a per share purchase price equal to the greater of (i) $10.00 per share or (ii) our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share), provided that the per share purchase price for any shares that may be sold pursuant to the Plan will be equal to the NAV per share. Our per share price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year. As of the date of this offering circular, the per share purchase price is $10.11. The minimum investment amount for initial purchases of shares of our common stock is 100 shares. We may terminate this offering at any time.

Public Offering Price(1)	$10.00	$47,110,619
Selling Commissions(2)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses)(3)	$10.00	$47,110,619
Proceeds to Us from the Private Placements to our Sponsor	$10.00	$75,000.00
Total Proceeds to Us (Before Expenses)(3)	$10.00	$47,185,619

Q:	What kind of offering is this?

A:	We are offering, principally through our website, www.streitwise.com, a maximum of $~~50,000,000~~ 47,110,619 in shares of our common stock to the public, including shares issued pursuant to the Plan, on a “best efforts maximum” basis at the greater of (i) $10.00 per share or (ii) our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share), provided that the per share purchase price for any shares that may be sold pursuant to the Plan will be equal to the NAV per share. Our Sponsor has purchased 7,500 shares of our common stock from us at our initial $10.00 per share in two private placements, for net proceeds to us of $75,000.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Our stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Potential investors in this offering will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We are only issuing up to $~~50,000,000~~ 47,110,619 in shares of common stock pursuant to this offering. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our board of directors may elect to (i) sell additional shares in this or future offerings, including those issued pursuant to the Plan; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering and the private placements to our Sponsor described below, assuming we sell $~~50,000,000~~ 47,110,619 in shares of our common stock in this offering, the maximum offering amount, which includes shares sold pursuant to the Plan, in addition to the $75,000 received in a private placements from our Sponsor. Shares of our common stock were offered at $10.00 per share until September 30, 2018. Since October 1, 2018, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal the greater of (i) $10.00 per share or (ii) our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share), provided that the per share purchase price for any shares that may be sold pursuant to the Plan will be equal to the NAV per share. The per share price as of the date of this offering circular is $10.11.

We expect to use substantially all of the net proceeds from this offering to acquire and manage a diversified portfolio of commercial real estate properties, focusing in particular on office properties in markets with favorable risk-return characteristics. We may also invest, to a limited extent, in other real estate-related assets. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection, acquisition and management of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (accrued or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. As of June 30, 2019, the amount of expenses incurred by us in connection with this offering was $1,628,905. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in real estate and real estate related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Maximum Offering
Amount
Gross Offering Proceeds	$47,110,619
Less:
Organization and Offering Expenses(1)(2)	$1,500,000
Net Proceeds from this Offering(3)	$45,610,619
Net Proceeds from Private Placements	$75,000
Estimated Amount Available for Investments	$45,685,619

(1)	We will pay or reimburse our Manager for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings), which, if we raise the maximum offering amount, will equal up to $1,500,000 in this offering. Because the organization and offering expenses will be paid or borne by the Operating Partnership, the Operating Partnership will specially allocate to us (and not the other limited partners) all items of loss or deduction attributable to such organizational and offering expenses. As a result of these special allocations, upon the final closing of the offering (and at such other times that we determine it is appropriate to make such adjustments), we will adjust the number of OP Units held by the limited partners (other than us) so that such limited partners get the benefit of not bearing such organization and offering expenses (i.e., the percentage interest of the limited partners, other than us, will increase). In addition, the limited partners (other than us) will be issued additional OP Units with an aggregate value equivalent to the amount of additional distributions that such limited partners would have received from the Operating Partnership had such limited partner held the number of OP Units following the adjustment described in the previous sentence at all times since the initial commencement of the offering. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses. However, rather than the Manager paying such excess expenses directly, we will pay or reimburse such amounts directly, in which case, the Manager will bear such amounts through a reduction in future Management Fees payable by the Operating Partnership. SW Office I LTIP, LLC, a Delaware limited liability company and affiliate of our Sponsor (“LTIP Office I”) will be entitled to receive long-term incentive plan units, or LTIP units, in our Operating Partnership to the extent our organization and offering expenses are less than 3% of the gross proceeds we raise in the offering or less than 3% of the gross proceeds of any future offerings (in each case, excluding any proceeds attributable to shares sold to our Manager or its affiliates) (the “Offering Expense Savings”). The amount of LTIP Units LTIP Office I receives will be equal to the Offering Expense Savings divided by the greater of (i) $10.00 per unit or (ii) our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). If any such LTIP Units are issued to LTIP Office I, the limited partners (other than us) shall be issued LTIP Units so that each such limited partner is holding a number of LTIP Units and OP Units sufficient to give such limited partner a percentage interest following the issuance of LTIPs to LTIP Office I that is the same as such limited partner’s percentage interest immediately prior to the issuance of LTIPs to LTIP Office I (i.e., we will be diluted by the LTIPs issued to the LTIP Office I, but the limited partners, other than us, will not be diluted by the LTIPs issued to the LTIP Office I). As of the date of this offering circular, we do not expect that offering costs will be less than 3% and, therefore, no such LTIP units will be issued to the Sponsor. As of June 30, 2019, approximately $1,628,905 in organizational and offering costs have been incurred by our Manager in connection with this current offering, and the Company has reimbursed $101,106 of these costs to our Manager, of which $13,552 remains payable in due to affiliates on the balance sheet.

(2)	Includes all expenses to be paid by us in connection with our formation and the qualification of the offering, and the marketing and distribution of shares of our common stock, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

(3)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We may sell shares of our common stock through registered broker-dealers; however, any required commissions to the broker-dealers will be paid by our Sponsor and not by us or our stockholders and such commissions will not be reimbursable by us to our Sponsor. We will bear organization and offering costs in an amount not to exceed 3% of the gross proceeds that we raise in this offering, as described in footnote (1). See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager, including the quarterly asset management fee.

Distribution Reinvestment Component of the Plan:

The distribution reinvestment component of the Plan will allow you to elect to purchase shares of our common stock, subject to the $~~50,000,000~~ 47,110,619 offering limit set forth in the Offering Circular, for $10.00 per share until we establish an NAV per share, beginning October 1, 2018. Thereafter, you will acquire shares at a price equal to the NAV per share as determined by us and updated quarterly.

Shares will be purchased under the distribution reinvestment component of the Plan on the date that we make a distribution. For each individual investment you make, you can choose to include the investment in the distribution reinvestment component of the Plan in its entirety or not at all. You may not choose to include a portion of an investment in the distribution reinvestment component of the Plan; provided, however, if you make several investments, you may choose to include only some of these investments in the distribution reinvestment component of the Plan. You may change the individual investments that will be included in the distribution reinvestment component of the Plan at any time (subject to any applicable notice requirements) by completing a new enrollment form or other form provided for that purpose. No selling commissions will be paid with respect to shares purchased pursuant to the distribution reinvestment component of the Plan.

In the event of a subsequent determination that the purchase price for any Shares acquired by a participant under the Plan that participates in the distribution reinvestment component of the Plan represented or will represent a discount in excess of 5% of the fair market value per Share at the time of the Distribution or issuance of Shares pursuant to the Plan, the portion of such Shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Distributions to such former Participant would be paid in cash in lieu of Shares.

Pursuant to the distribution reinvestment component of the Plan, we will apply the cash distributions declared and paid in respect of your shares to the purchase of additional shares for you. Such shares will be sold directly by us to you in the same manner in which we sold the underlying shares to which the distributions relate.

In connection with any matter requiring the vote of our stockholders, subject to any other restrictions on your ability to vote shares, you may vote all shares that you acquire through the distribution reinvestment component of the Plan.

A stockholder will be treated as if the stockholder received a distribution equal to the fair market value of the stock and the stockholder would incur tax on such distribution under the normal rules applicable to distributions (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “U.S. Federal Income Tax Considerations”

Direct Stock Purchase Component of the Plan:

The direct stock purchase component of the Plan will allow you to elect to make optional cash purchases of shares of our common stock, subject to the $~~50,000,000~~ 47,110,619 offering limit set forth in the Offering Circular at a price equal to the NAV per share as determined by us and updated quarterly.

PLAN OF DISTRIBUTION

We are continuing to offer a maximum of up to $~~50,000,000~~ 47,110,619 in shares of our common stock, including any shares that may be sold pursuant to the Plan, on a “best efforts maximum” basis. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are continuing to offer ~~up to $50,000,000 in~~ shares of common stock in our offering at a per share purchase price equal to the greater of (i) $10.00 per share or (ii) our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share), provided that the per share purchase price for any shares that may be sold pursuant to the Plan will be equal to the NAV per share. Our per share price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st. The per share price as of the date of this offering circular is $10.11. The minimum investment amount for initial purchases of shares of our common stock is 100 shares, or $1,000 based on the initial offering price per share. We may terminate this offering at any time.

APPENDIX C

DISTRIBUTION REINVESTMENT AND

DIRECT STOCK PURCHASE PLAN

1ST STREIT OFFICE INC.

EFFECTIVE AS OF [__], 2018

1st stREIT Office Inc., a Maryland corporation (the “Company”), has adopted a Distribution Reinvestment and Direct Stock Purchase Plan (the “Plan”), to be administered by the Company, or a third party (the “Administrator”) as agent for participants in the Plan (“Participants”), the terms and conditions of which are set forth below and will be supplemented by further specific instructions on the Company’s or the Administrator’s website, as applicable.

1.	Number of Shares Issuable. The number of shares of the Company’s common stock (“Shares”) authorized for issuance under the Plan shall count towards the $~~50,000,000~~ 47,110,619 aggregate amount of Shares being offered pursuant to the Company’s latest offering circular (the “Offering Circular”). A Participant shall not be able to acquire Shares under the Plan to the extent such purchase would cause the Company to exceed the offering limit set forth in the Offering Circular.

Back Cover

1st stREIT Office Inc.

Sponsored by Tryperion Partners, LLC

UP TO $~~50,000,000~~ 47,110,619 IN SHARES OF COMMON STOCK

OFFERING CIRCULAR

~~August 31~~ October __, 2019

Revisions to reflect Responses to Comment #2

RISK FACTORS

By purchasing shares of our common stock in this offering, you are bound by the jury waiver provisions contained in our subscription agreement and our bylaws, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing shares of our common stock in this offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and our bylaws. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.  Furthermore, because the arbitration provisions are contained in our bylaws, such arbitration provisions will also apply to any purchasers of shares in a secondary transaction.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

DESCRIPTION OF CAPITAL STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW, OUR CHARTER AND BYLAWS

Jury Waiver Provision

Under the jury waiver provision contained in our bylaws (which apply to both initial purchasers of our common stock and also to purchasers in secondary transactions, if any), you are waiving your rights to a trial by jury with respect to any claims under the U.S. federal securities laws and all claims that are related to our company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

HOW TO SUBSCRIBE

Jury Waiver Provision

By purchasing shares of our common stock in this offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and our bylaws. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.  Furthermore, because the arbitration provisions are contained in our bylaws, such arbitration provisions will also apply to any purchasers of shares in a secondary transaction.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Subscription Agreement

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13.       Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE ~~NOTES~~COMMON STOCK OR ANY OTHER AGREEMENTS RELATED THERETO.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.